September 21, 2016

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strategy Shares , File Nos. 333-170750 and 811-22497

Dear Ms. Bentzinger:

On July 6, 2016, Strategy Shares (the "Registrant" or the “Trust”), on behalf of the Active Alts Contrarian ETF (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 10 (the “Amendment”) to the Registrant’s Registration Statement. On August 17, 2016, you provided oral comments to the Amendment to Andrew Davalla. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Further, all changes related to the Registrant’s responses to your comments and refining edits have been filed in Post-Effective Amendment No. 17 filed pursuant to Rule 485(b).

Comment 1. Please make conforming changes to prospectus and SAI in connection with Staff comments to other series of the Registrant.

Response. Such conforming changes have been made.

Comment 2. Please provide the final fee table in the response to Staff comments.

Response. The final fee table is shown below:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. If you purchase or sell shares of the Fund in the secondary market through your financial institution, your financial institution may assess brokerage commissions or other charges to process the transactions.

832805.2

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Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.55%
Distribution and/or Service Fee (12b-1) Fees	None
Other Expenses	1.86%
Total Annual Operating Expenses (1)	3.41%
Fee Waiver/Expense Reimbursement(2)	(1.46)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	1.95%

.

(1)	Estimated for the current fiscal year.
(2)	Active Alts, Inc. (“Sub-Adviser”) has contractually agreed to reduce its fees and/or reimburse the Fund’s expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses) in order to limit Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement to 1.95% of the Fund’s average annual daily net assets (“Expense Cap”). The Expense Cap will remain in effect until at least August 31, 2018. The Expense Cap may be terminated earlier only upon the approval of the Board and upon the termination of the Sub-Advisory Agreement. The Sub-Adviser may recoup fees reduced or expenses reimbursed at any time within three years from the year such expenses were incurred, so long as the repayment does not exceed the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recoupment.

Comment 3. Please disclose that the Acquired Fund Fees and Expenses line item in the fee table is an estimated amount.

Response. The requested change has been made.

Comment 4. Please revise the narrative to the expense example to reflect that the amounts shown are incurred whether or not a shareholder redeems at the end of each period.

Response. The additional requested disclosure appears follows:

You would incur these hypothetical expenses whether or not you redeem your investment at the end of the given period.

Comment 5. Please provide a summary of the risks of ADRs.

Response. The following disclosure has been added:

ADR Risk. ADRs may be subject to some of the same risks as direct investment in foreign companies, which includes international trade, currency, political, regulatory and diplomatic risks. In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary’s transaction fees. Under an unsponsored ADR arrangement, the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the ADR holders. Because unsponsored ADR arrangements are organized independently and without the cooperation of the issuer of the underlying securities, available information concerning the foreign issuer may not be as current as for sponsored ADRs and voting rights with respect to the deposited securities are not passed through.

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Comment 6. Please provide risks related to fixed income securities.

Response. The following disclosure has been added:

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Comment 7. Please disclose any credit or maturity restrictions.

Response. The Fund does not have any maturity restrictions. The following disclosure has been added (in italics):

The Fund seeks to achieve its investment objective by investing, directly or indirectly through other investment funds, in equity securities of domestic and foreign issuers traded on a U.S. exchange (including American Depository Receipts (“ADRs”)) that the Sub-Adviser believes may be subject to a “short squeeze”, and in cash and cash equivalents, including affiliated and unaffiliated money market funds and investment grade short term fixed income securities such as U.S. Treasury securities. The Fund defines investment grade fixed income securities as those that are rated, at the time purchased, in the top four categories by a rating agency such as Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P"), or, if unrated, determined by Sub-Adviser to be of comparable quality.

Comment 8. Please provide revised securities lending risk disclosure, as appropriate.

Response. The disclosure has been revised to provide as follows:

Risk of Securities Lending. There are certain risks associated with securities lending, including the risk that when lending portfolio securities, the securities may not be available to the Fund on a timely basis and the Fund may, therefore, lose the opportunity to sell the securities at a desirable price.

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Comment 9. Please reconcile sector disclosure with the Fund’s concentration policy.

Response. The Registrant respectfully declines to revise the existing disclosure. The Fund’s intention to invest in certain sectors from time to time does not conflict with its concentration policy as sectors often consist of several different and distinct industries (e.g., please see GICS sector classifications).

Comment 10. Please reconcile diversification language regarding public float of a security.

Response. The Registrant notes that existing disclosure is consistent with prior instruction from the staff and, therefore, respectfully declines to revise the existing disclosure.

Comment 11. Please use consistent risk disclosure for ETFs across all series in the Trust.

Response. The following ETF Risk disclosure has been added:

ETF Risk. The NAV of the Fund, an actively managed ETF, can fluctuate up or down due to changes in the market value of the securities owned by the Fund. In addition, the Fund may be subject to the following additional risks: (1) the market price of the Fund’s shares may trade above or below their NAV; (2) an active trading market for the Fund’s shares may not develop or be maintained; (3) in a stressed market, Fund shares may become less liquid in response to decreasing liquidity in markets for its underlying portfolio holdings; and (4) trading of the Fund’s shares may be halted if the Exchange’s officials deem such action appropriate, the shares are delisted from the exchange, or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) halts stock trading generally. There can be no assurance that the Fund will continue to satisfy the listing requirements of the Exchange or that the listing requirements will remain unchanged. Individual shares of the Fund are not redeemable. The purchase of Creation Units of the Fund may be costly and there may be brokerage costs associated with the assembly of a Creation Unit. The Fund has a limited number of financial institutions that act as authorized participants. To the extent that an authorized participant exits the business or is unable to process creation/redemption orders, and no other authorized participant can act to create/redeem shares, Fund shares may trade like closed end funds, trade at a discount, and/or face delisting.

Comment 12. Please replace reference to “NYSE” with “NASDAQ.”

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Response. The requested change has been made.

Comment 13. Please confirm if ADRs are the Fund’s sole principal foreign investment.

Response. The Registrant so confirms.

Comment 14. Please revise the risk disclosure to provide that the sub-adviser’s experience with implementing the Fund’s strategy is limited.

Response. The disclosure has been revised as follows:

Limited Experience Risk. Although the executives and members of the Sub-Adviser have extensive experience in managing investments for clients including corporations, non-taxable entities, investment companies and other business and private accounts, the Sub-Adviser has not managed the Fund’s investment strategy before, which may limit the Sub-Adviser’s effectiveness.

Comment 15. Please identify the broad-based index that the Fund will use for benchmark purposes.

Response. The Fund intends to use the Russell 3000 as its primary benchmark index.

Comment 16. Please disclose the Fund’s investment objective is non-fundamental and may be changed without shareholder approval.

Response. The following disclosure has been added:

The investment objective is not fundamental and may be changed without the approval of the Fund’s shareholders upon 60 days’ prior written notice to shareholders.

Comment 17. Please consider revising disclosure in Item 9 that may be duplicative of disclosure in Item 4.

Response. The Registrant respectfully declines to revise the existing disclosure except as described within these responses.

Comment 18. Please provide risk disclosure for cash and cash equivalents.

Response. The following disclosure has been added:

Cash or Cash Equivalents Risk. At any time, the Fund may have significant investments in cash or cash equivalents. When a substantial portion of a portfolio is held in cash or cash equivalents, there is the risk that the value of the cash account, including interest, will not keep pace with inflation, thus reducing purchasing power over time.

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Comment 19. Please delete references to the risk chart and the cross-reference to risk disclosure in the SAI.

Response. The requested deletion has been made.

Comment 20. Please delete temporary defensive investment reference or add disclosure for temporary defensive positions.

Response. The following disclosure has been added:

Temporary Defensive Positions

From time to time, the Fund may take temporary defensive positions, which are inconsistent with the Fund's principal investment strategies, in attempting to respond to adverse market, economic, political, or other conditions. For example, the Fund may hold all or a portion of its assets in money market instruments, including cash, cash equivalents, U.S. government securities, other investment grade fixed income securities, certificates of deposit, bankers acceptances, commercial paper, money market funds and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. If the Fund invests in a money market fund, the shareholders of the Fund generally will be subject to duplicative management fees. Although the Fund would do this only in seeking to avoid losses, the Fund will be unable to pursue its investment objective during that time, and it could reduce the benefit from any upswing in the market.

Comment 21. Please revise all references to “Funds” as appropriate.

Response. The requested revisions have been made.

Comment 22. Please disclose that the Fund will look through to underlying funds for the purposes of complying with its concentration policy.

Response. The following disclosure has been added:

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With respect to (1) above, each Fund will consider the concentration of any underlying investment companies in which it invests in determining compliance with such policy.

Comment 23. Please revise the non-fundamental disclosure to delete references to an 80% investment policy.

Response. The requested deletion has been made.

Comment 24. Please provide a non-fundamental policy regarding investment in illiquid securities.

Response. The following disclosure has been added:

The Fund: ……will not hold 15% or more of its net assets in securities that are deemed to be illiquid.

Comment 25. Please clarify reference to “Original Trusts” in the Management section of the SAI.

Response. The sentence in question has been deleted.

Comment 26. Please revise disclosure for the distributor’s code of ethics.

Response. The disclosure has been revised as follows:

Each of the Trust, the Advisor, the Sub-Adviser and Foreside Financial Group, LLC, on behalf of the Distributor and its affiliates, have adopted Codes of Ethics under Rule 17j-1 of the 1940 Act, which permits the Trustees, officers, and certain employees of the Advisor, the Sub-Adviser and the Distributor to invest in securities for their own accounts, including securities that may be purchased or held by the Fund, subject to certain pre-clearance and blackout provisions that minimize potential conflicts of interest

Comment 27. Please include Tandy representations with the response letter to these comments.

Response. Tandy representations have been included.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

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1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Emily M. Little

Emily M. Little